UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                                  SCHEDULE 13D

                            _________________________

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                             AUTO DATA NETWORK, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    05270Q104
                                 (CUSIP NUMBER)

                                Hank Gracin, Esq.
                               Lehman & Eilen LLP
                      50 Charles Lindbergh Blvd., Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                  July 20, 2006
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(f) or 240.13d(g), check the following box: / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 24013d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09066y    10  7                 13D                 Page 2 of 10 Pages



1     NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      Little Wing, L.P., 13-3778596

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
      (a) / /
      (b) /X/

3     SEC USE ONLY

4     SOURCE OF FUNDS: WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E): / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:               Delaware

7.    SOLE VOTING POWER:                                  0 shares

8.    SHARED VOTING POWER:                       2,174,047 shares*

9.    SOLE DISPOSITIVE POWER:                             0 shares

10.   SHARED DISPOSITIVE POWER:                   2,174,047 shares

11.   AGGREGATE AMOUNT BENEFICIALLY
      OWNED BY EACH REPORTING PERSON:             2,174,047 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11):                                     7.1%

14.   TYPE OF REPORTING PERSON*:                                PN

__________________________________________________
* Consists of 237,000 preferred shares convertible into 474,000 common shares, 94,800 warrants exercisable into 94,800 common shares and 1,605,247 common shares

CUSIP NO. 09066y    10  7                 13D                 Page 3 of 10 Pages



1.    NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      Circle - T Explorer Master Capital International, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
      (a) / /
      (b) /X/

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E): / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:               Delaware

7.    SOLE VOTING POWER:                                  0 shares

8.    SHARED VOTING POWER:                         226,700 shares*

9.    SOLE DISPOSITIVE POWER:                             0 shares

10.   SHARED DISPOSITIVE POWER:                     226,700 shares

11.   AGGREGATE AMOUNT BENEFICIALLY
      OWNED BY EACH REPORTING PERSON:               226,700 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11):                                     .74%

14.   TYPE OF REPORTING PERSON*:                                CO

________________________________
* Consists of common shares

CUSIP NO. 09066y    10  7                 13D                 Page 4 of 10 Pages



1.    NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      Quilcap Corp., 13-3780878

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
      (a) / /
      (b) /X/

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E): / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:               Delaware

7.    SOLE VOTING POWER:                                  0 shares

8.    SHARED VOTING POWER:                       2,400,747 shares*

9.    SOLE DISPOSITIVE POWER:                             0 shares

10.   SHARED DISPOSITIVE POWER:                   2,400,747 shares

11.   AGGREGATE AMOUNT BENEFICIALLY
      OWNED BY EACH REPORTING PERSON:             2,400,747 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11):                                    4.54%

14.   TYPE OF REPORTING PERSON*:                                CO

______________________________________
*Consists of 237,000 preferred shares convertible into 474,000 common shares, 94,800 warrants exerisable into 94,800 common shares and 1,831,947 shares of common stock.

CUSIP NO. 09066y    10  7                 13D                 Page 5 of 10 Pages



1.    NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      Tradewinds Fund Ltd.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
      (a) / /
      (b) /X/

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E): / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

7.    SOLE VOTING POWER:                                  0 shares

8.    SHARED VOTING POWER:                         532,109 shares*

9.    SOLE DISPOSITIVE POWER:                             0 shares

10.   SHARED DISPOSITIVE POWER:                     532,109 shares

11.   AGGREGATE AMOUNT BENEFICIALLY
      OWNED BY EACH REPORTING PERSON:               532,109 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11):                                     1.7%

14.   TYPE OF REPORTING PERSON*:                                CO

_________________________________________
* Consists of 59,000 preferred shares convertible into 118,000 common shares, 23,600 warrants exercisable into 23,600 common shares and 390,509 shares of common stock

CUSIP NO. 09066y    10  7                 13D                 Page 6 of 10 Pages



1.    NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      Quilcap International Corp., 13-3868725

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
      (a) / /
      (b) /X/

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E): / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:               Delaware

7.    SOLE VOTING POWER:                                  0 shares

8.    SHARED VOTING POWER:                         532,109 shares*

9.    SOLE DISPOSITIVE POWER:                             0 shares

10.   SHARED DISPOSITIVE POWER:                     532,109 shares

11.   AGGREGATE AMOUNT BENEFICIALLY
      OWNED BY EACH REPORTING PERSON:               532,109 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11):                                     1.7%

14.   TYPE OF REPORTING PERSON*:                                CO

_________________________________________
* Consists of 59,000 preferred shares convertible into 118,000 common shares, 23,600 warrants exercisable into 23,600 common shares and 390,509 shares of common stock

CUSIP NO. 09066y    10  7                 13D                 Page 7 of 10 Pages



1.    NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      Parker Quillen

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
      (a) / /
      (b) /X/

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E): / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:          United States

7.    SOLE VOTING POWER:                            24,915 shares*

8.    SHARED VOTING POWER:                      2,932,856 shares**

9.    SOLE DISPOSITIVE POWER:                        24,915 shares

10.   SHARED DISPOSITIVE POWER:                   2,932,856 shares

11.   AGGREGATE AMOUNT BENEFICIALLY
      OWNED BY EACH REPORTING PERSON:             2,932,856 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11):                                    9.40%

14.   TYPE OF REPORTING PERSON*:                                IN

____________________________________________________
* Consists of 10,000 preferred shares convertible into 20,000 preferred shares, 4,000 warrants exercisable into 4,000 common shares and 915 shares of common stock

** Consists of 296,000 preferred shares convertible into 592,000 common shares, 118,400 warrants exercisable into 118,400 common shares and 2,222,456 shares of common stock

CUSIP NO. 09066y    10  7                 13D                 Page 8 of 10 Pages



Item 1.     Security and Issuer.

         The title of the class of equity security to which this statement relates is the common stock, par value $.001 per share ("Common Stock") of Auto Data Network, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 5 Century Place, Lamberts Road, Tunbridge Wells, Kent, United Kingdom.

Item 2.     Identity and Background.

            (a) The filing of this Schedule 13D is made by: (i) Little Wing, L.P. ("Little Wing"), a Delaware limited partnership; (ii) Circle-T Explorer Master Capital International Inc., a Bermuda corporation ("Circle-T"); (iii) Tradewinds Fund Ltd., a British Virgin Islands corporation ("Tradewinds"); (iv) Quilcap Corp., a Delaware corporation ("Quilcap") which is the General Partner of Little Wing; (v) Quilcap International Corp., a Delaware corporation ("Quilcap International") which is the Investment Manager for Tradewinds; and
(vi) Parker Quillen.

            (b) The address of Little Wing and Circle-T is c/o Quilcap Corp., 145 East 57th Street, 10th Floor, New York, New York 10022. Tradewinds, Quilcap International and Parker Quillen share the same address with Little Wing, Circle-T and Quilcap Corp.

            (c) (i) The principal business of Little Wing and Circle T is that of a private investment entity engaging in the purchase and sale of securities;
(ii) the principal business of Quilcap is serving as General Partner of Little Wing and the sub-investment manager to Circle-T; (iii) the principal business of Tradewinds is that of private investment entities engaging in the purchase and sale of securities; (iv) the principal business of Quilcap International is serving as Investment Manager for various entities, including Tradewinds.

            (d) None of the persons referred to in subparagraph(a) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the persons referred to in subparagraph (a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 09066y    10  7                 13D                 Page 9 of 10 Pages



Item 3.     Source and Amount of Funds or Other Consideration

         Each entity and Mr. Quillen utilized its or his own assets to purchase the securities referred to in this schedule.

Item 4.     Purpose of the Transaction

         Little Wing, Circle-T, Tradewinds and Mr. Quillen (the "Reporting Entities") initially acquired the shares of Common Stock in the Issuer for investment purposes only. However, the Reporting Entities recently decided to seek to influence the make-up of the Issuer's Board of Directors and the Issuer's corporate governance. The Reporting Entities informed management that they recommend that the Board nominate additional independent members to the Board and make other corporate governance improvements.

         The Reporting Entities believe that the additional independent board members would improve the fiscal performance and corporate governance of the company.

         Except as stated herein, the Reporting Entities have not decided on any single or specific course or plan of action; however, the Reporting Entities reserve the right to take such actions as they deem desirable to protect or enhance the value of their investments in the Issuer.

Item 5.     Interest in Securities of the Issuer

            (a) As of July 25, 2006, Little Wing beneficially owned 2,174,047 shares of Common Stock constituting approximately 7.1% of the shares outstanding based on information provided by the Issuer.

            (b) As of July 25, 2006, Circle-T beneficially owned 226,700 shares of Common Stock constituting approximately .74% of the shares outstanding based on information provided by the Issuer.

            (c) As of July 25, 2006, Tradewinds beneficially owned 532,109 shares of Common Stock constituting approximately 1.7 % of the shares outstanding based on information provided by the Issuer.

         Little Wing and Tradewinds engaged in the following transactions in the Issuer's Common Stock during the period commencing 60 days prior to the filing date of this Report:

         Little Wing purchased 45,900 shares on May 30, 2006 and 363,500 shares on July 18, 2006. Tradewinds purchased 54,100 shares on May 30, 2006 and 136,500 shares on July 18, 2006.

CUSIP NO. 09066y    10  7                 13D                Page 10 of 10 Pages



            (c) Little Wing and Circle-T each have the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Mr. Parker Quillen, as President of Quilcap Corp., the general partner of Little Wing and the investment manager to Circle-T. Tradewinds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Mr. Parker Quillen, as President of Quilcap International, the investment manager of Tradewinds.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer
            ------------------------------------------------------

            Not applicable.

Item 7.     Material to be Filed as Exhibits
            --------------------------------

            Not applicable.







<

                                   Signatures


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: As of July 26, 2006

--------------------------------------------------------------------------------
LITTLE WING, L.P.                                QUILCAP CORP.
By:   Quilcap Corp.,
      General Partner

By:   /s/ Parker Quillen                         By:   /s/ Parker Quillen
      -------------------------                        -------------------------
      Parker Quillen, President                        Parker Quillen, President

--------------------------------------------------------------------------------
TRADEWINDS FUND LTD.                             QUILCAP INTERNATIONAL CORP.
By:   Quilcap International Corp.

By:   /s/ Parker Quillen                         By:   /s/ Parker Quillen
      -------------------------                        -------------------------
      Parker Quillen, President                        Parker Quillen, President


CIRCLE-T EXPLORER MASTER                         QUILCAP INTERNATIONAL CORP.
CAPITAL INTERNATIONAL, INC.
By:   Quilcap Corp.,                             By:   /s/  Parker Quillen
      Sub-Investment Manager                           Parker Quillen, President

By:   /s/ Parker Quillen                         By:   /s/ Parker Quillen
      ---------------------------                      -------------------------
      Parker Quillen, President                        Parker Quillen, President